July 20, 2021

VIA ELECTRONIC SUBMISSION TO EDGAR

Kimberly Browning

Senior Counsel

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.

Washington, DC 20549

Re:

AmericaFirst Quantitative Funds, File Nos. 333-179594, 811-22669

Dear Ms. Browning and Mr. Ellington:

In various telephone conversations concluding on July 16, 2021, Ms. Browning provided supplemental comments regarding the Definitive Proxy Statement ("Proxy Statement") for the approval of a management agreement with a new investment adviser for each of the funds in AmericaFirst Quantitative Funds (the "Trust" or "Registrant").  Please find below a summary of those collective comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  A marked version of the proxy statement is attached to aid in your review.

General

Comment 1.  Please provide a representation from the Registrant that the proposed selection and appointment of DSS Wealth Management, Inc. as a new investment adviser and the payments to be made by DSS Wealth Management, Inc. to AmericaFirst Capital Management, LLC do not create any prohibited affiliated transactions as contemplated under Section 17 of the Investment Company Act, as amended.

Response.  The Registrant has reviewed Section 17 of the Investment Company Act, as amended, and represents that the proposed selection and appointment of DSS Wealth Management, Inc. as a new investment adviser and the payments to be made by DSS Wealth Management, Inc. to AmericaFirst Capital Management, LLC do not create any prohibited affiliated transactions.

Comment 2.  Please provide a representation that the Proxy Statement conforms with Rule 14a-9 under the Securities and Exchange Act of 1934, as amended.

Response.  The Registrant reviewed Rule 14a-9 under the Securities and Exchange Act of 1934, as amended and represents that the proxy statement conforms with Rule 14a-9.

Comment 3.  Please confirm that Rick Gonsalves is not and will not be an owner of DSS Wealth Management, Inc.

Response.  The Registrant confirms that Rick Gonsalves is not an owner of DSS Wealth Management, Inc.  The Registrant confirms that Rick Gonsalves has undertaken to refrain from acquiring an ownership stake in the future.

Q & A Section

Comment 4.  Under the Q & A addressing any contractual payment that will be made by the proposed adviser to the current adviser, please include the dollar amount and percentage directed to Mr. Gonsalves.

Response.  The Registrant has made the requested revision relating to disclosing the contractual payment dollar amount.  However, to the Registrant's knowledge, there is no specification of payments directed to Mr. Gonsalves.  The Registrant does not have knowledge of how monies are allocated between the investors of the adviser.

Proxy Statement

Comment 5.

(a) Please disclose the Trustees' review and findings (i) as to conformity of the Board composition and (ii) the absence of an undue burden as contemplated under Section 15(f) of the 1940 Act and (iii) clarify the definition of "transaction" by making it a defined term at place of first use.

(b) Describe, supplementally, the process by which the Board will meet the 75% independence threshold and provide an analysis of relevant state law, 1940 Act and Trust governing documents (Declaration of Trust and any Bylaws) related thereto.  Also, when describing the process, please use a term other than "undertaking."  When addressing the 1940 Act, please address the requirements of Section 16(b), which calls for the shareholder election of a Trustee added in the context of complying with Section 15(f).  Additionally, in an appropriate location, please describe the actions the Board may take if it is unable to achieve the 75% independence composition prior to the Meeting and Transaction.

(c) Provide, supplementally, an analysis of the validity of the Board approval of the new advisory agreement and proxy solicitation in light of the pending appointment of a new Trustee.

Response.

(a) The Registrant has made the requested revisions in the proxy statement to address Board composition, absence of undue burden, and to clarify the definition of transaction.

(b) The Registrant notes that it will comply with the 75% independence prong of Section 15(f) by adding another independent Trustee (as defined under Section 15(f)) who will be elected by shareholders via an additional special shareholder meeting prior to the completion of the transaction.  Here, the Registrant defines the transaction as taking place on the date the new adviser begins providing investment advisory services to the funds in the Trust.  The new adviser will make a payment to the old adviser on or shortly after the date described above.  The Registrant notes that it believes shareholders will be best served by a deliberate and measured selection process under which a new Trustee will be vetted.  Additionally, the Registrant notes that the new Trustee will be selected, proposed, and nominated by the currently serving independent Trustees.  Following the start of the solicitation campaign and prior to conducting the shareholder vote on the new management agreement, a new Trustee will be elected by shareholders, and the Board will consist of the three current Trustees (including one interested Trustee) and one new independent Trustee.

The Registrant notes that shareholder election of a new Trustee conforms with Section 16(b) of the 1940 Act, the Delaware Statutory Trust Act, and the Trust's Declaration of Trust.  The Delaware Statutory Trust Act does not provide shareholders the right to vote, by meeting or otherwise, on the election of Trustees.  However, Section 3806(b)(4) of the Delaware Statutory Trust Act does contemplate shareholder voting rights if specified in the Trust's governing document.  The Trust's Declaration of Trust does contemplate various shareholder voting rights, which do not include the election of every Trustee.  Specifically, Article V, Section 5.8 provides that "[a]ny vacancy or anticipated vacancy resulting for any reason, including without limitation the death, resignation, retirement, removal, or incapacity of any of the Trustees, or resulting from an increase in the number of Trustees may (but need not unless required by the 1940 Act) be filled by a majority of the Trustees then in office, subject to the provisions of Section 16 of the 1940 Act, through the appointment in writing of such other person as such remaining Trustees in their discretion shall determine."  Additionally, pursuant to Article IX, Section 9 of the Trust's Declaration of Trust, shareholders "…shall have power to vote only with respect to matters expressly enumerated in Section 9.1.1 or with respect to such additional matters relating to the Trust as may be required by the 1940 Act, this Declaration of Trust, the Bylaws (if any), any registration of the Trust with the Commission or any state, or as the Trustees may otherwise deem necessary or desirable."  Section 9.1.1 specifies, in relevant part "… election or removal of Trustees as provided in Sections 5.4 and 5.7…"  Here, Section, 5.4 states that "[e]ach Trustee shall hold office until the next meeting of Shareholders called for the purpose of considering the election or re-election of such Trustee or of a successor to such Trustee."  Section 5.7 addresses Trustee removal and is not relevant to the present analysis.  The Trust does not have bylaws.  Based on the information above, the Registrant notes the shareholder election of the new Trustee is consistent with the 1940 Act, the Delaware Statutory Trust Act, and the Trust's governing document.

The Registrant has amended the 15(f) related disclosures to describe the actions the Board may take if it is unable to achieve the 75% independence composition prior to the Meeting and Transaction.

(c)  The Registrant does not plan to have the new Trustee or the newly constituted Board ratify the approval of the new advisory agreement as the Registrant believes this is unnecessary. The Registrant notes that the Board is properly constituted and reached its decision to approve a new advisory agreement in conformity with the requirements of Section 15(c) of the 1940 Act and reached its decision to approve proxy solicitation by unanimous vote.  In addition, Section 15(c) requires approval "… by the vote of a majority of directors, who are not parties to such contract or agreement or interested persons of any such party…"  Here, the two non-interested person Trustees have approved the new advisory agreement.

After an examination of the 1940 Act and its rules, the Registrant is unable to find any restriction that requires that the Board be static during the proxy solicitation process.  In other words, the fact that a Trustee will be added to the Board during the solicitation period does not negate the prior actions of a properly constituted Board.  Additionally, the Registrant notes that a Trustee might resign or pass away during the proxy process solicitation process, yet the Registrant can find no legal authority to retroactively invalidate the actions of such a Trustee.

Comment 6.  The Q & A disclosures note that the Board considered the investment performance of the funds, as managed by Rick Gonsalves, in reaching a conclusion that the proposed advisory agreement should be approved.  However, the Board deliberations also note that performance was somewhat or significantly below expectations.  Please enhance disclosures related to the reasons for a lack of strategy change in the deliberations section.

Response.  The Registrant has enhanced performance-related Trustee deliberation disclosures.

Comment 7.  Please enhance the deliberations related to the SEC's 2018 Administrative Preceding Action related to AmericaFirst Capital Management, LLC and Mr. Gonsalves and the Board's conclusions related to the matters raised.

Response.  The Registrant has made the requested revision.

Comment 8.  In response to a Sarbanes-Oxley exam, the registrant provided information regarding non-routine expenses incurred by the Funds outside of the expense limitation agreement.  Given the frequency and materiality of the expenses, in the proxy disclose the proxy expenses incurred in 2020 and the legal expenses in 2016 and 2017.  Disclose the amounts for each Fund, explain why they were extraordinary and outside the expense limitation agreement.  Disclose that the expenses could recur, and disclose in the Board deliberations what, if anything the Board considered regarding the extraordinary expenses and conclusions reached.

Response.  The Registrant has made the requested revision.

If you have any further questions or additional comments, please contact Parker Bridgeport at 614-469-3228 or JoAnn Strasser at 614-469-3265.

Very truly yours,

Parker Bridgeport

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